
FORM C-TR

UNDER THE SECURITIES ACT OF 1933

Hattie's Coffee House, LLC
607 S Main St.
Whitestown IN, 46075
https://www.hattiescoffeehouse.com/

Indiana	**Limited Liability Company**	**3/6/2023**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable
(Name of Co-Issuer)

Issuer Contact Information

Kirra Sutton	**+1 (317) 769-2049**	**kirra@hattiescoffeehouse.com**
(Name)	(Telephone Number)	(Email Address)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C: Termination of Reporting ("**Form C-TR**") and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Kirra Sutton, certify that Hattie's Coffee House, LLC is eligible to terminate its obligation to file annual reports because [check one]:

☐ Hattie's Coffee House, LLC is required to file reports under section 13(a) or section 15(d) of the Exchange Act of 1934;

☑ Hattie's Coffee House LLC has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one Form C: Annual Report ("**Form C-AR**") and has fewer than 300 holders of record;

☐ Hattie's Coffee House, LLC has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, a Form C-AR for at least the three most recent years and has total assets that do not exceed $10,000,000;

☐ Hattie's Coffee House, LLC or another party repurchased all of the securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

☐ Hattie's Coffee House, LLC has liquidated or dissolved its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Kirra Sutton

(Signature)

Kirra Sutton

(Name)

Owner

(Title)

March 14, 2025

(Date)

_____